Exhibit 99.1

TAOMEE REPORTS FIRST QUARTER 2014 UNAUDITED FINANCIAL RESULTS

(Shanghai, China — May 20, 2014) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the first quarter of 2014.

Highlights of the First Quarter of 2014

•                          Total net revenues were US$11.7 million in the first quarter of 2014, an increase of 6.9% from US$10.9 million in the fourth quarter of 2013 and an increase of 21.9% from US$9.6 million in the first quarter of 2013. This result was above the high end of management’s previous outlook of US$11.0 million to US$11.5 million.

•                          Net revenues from online businesses were US$9.4 million in the first quarter of 2014, an increase of 13.6% from US$8.2 million in the fourth quarter of 2013 and an increase of 14.5% from US$8.2 million in the first quarter of 2013.

•                          Net revenues from offline businesses were US$2.3 million in the first quarter of 2014, a decrease of 13.6% from US$2.7 million in the fourth quarter of 2013 and an increase of 64.6% from US$1.4 million in the first quarter of 2013.

•                          Gross profit was US$8.5 million in the first quarter of 2014, an increase of 6.7% from US$8.0 million in the fourth quarter of 2013 and an increase of 16.7% from US$7.3 million in the first quarter of 2013.

•                          Income from operations was US$0.5 million in the first quarter of 2014, a decrease of 74.4% from US$2.1 million in the fourth quarter of 2013 and an increase of 689.7% from US$67 thousand in the first quarter of 2013.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$1.2 million in the first quarter of 2014, as compared with US$2.9 million in the fourth quarter of 2013 and US$1.6 million in the first quarter of 2013.

•                          Non-GAAP basic and diluted earnings per ADS1 were US$0.03 and US$0.03, respectively, in the first quarter of 2014, as compared with US$0.08 and US$0.08, respectively, in the fourth quarter of 2013 and US$0.04 and US$0.04, respectively, in the first quarter of 2013.

Key Operating Metrics

•                         The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 45.1 million in the first quarter of 2014, an increase of 16.8% from 38.6 million in the fourth quarter of 2013 and an increase of 2.7% from 43.9 million in the first quarter of 2013.

1 Each American depositary share (“ADS”) represents twenty ordinary shares.

•                          Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 1.4 million in the first quarter of 2014, an increase of 7.7% from 1.3 million in the fourth quarter of 2013, but a decrease of 6.7% from 1.5 million in the first quarter of 2013.

•                          Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB39 in the first quarter of 2014, an increase of 5.4% from RMB37 in the fourth quarter of 2013 and an increase of 18.2% from RMB33 in the first quarter of 2013.

•                          The number of downloads of the mobile applications operated by the Company increased by approximately 1.8 million in the first quarter of 2014, flat as compared with the fourth quarter of 2013 and a decrease of 51.4% from 3.7 million in the first quarter of 2013.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “We delivered solid revenue results driven by our continued execution of our business plan in the first quarter of 2014. We continue to develop our multi-pronged growth strategies through our cross-media platform, as we believe the synergies will ultimately differentiate us from our competitors in the industry. As China’s entertainment landscape begin to take shape, intellectual property coupled with diverse distribution channels will become more valuable in the marketplace.”

“Our focus for 2014 is clear, and that is to further expand our franchises through an integrated multi-media network composed of gaming, television, film, comics, licensing and merchandising channels. We believe this is the most effective strategy to continue building brand loyalty while also offering different monetization opportunities. 2014 will be a pivotal year for Taomee, as we look to build a sustainable business with long-term value for our shareholders.”

Unaudited Financial Results for First Quarter of 2014

Net Revenues

Total net revenues were US$11.7 million in the first quarter of 2014, an increase of 6.9% from US$10.9 million in the fourth quarter of 2013 and an increase of 21.9% from US$9.6 million in the first quarter of 2013.

Net online business revenues were US$9.4 million in the first quarter of 2014, an increase of 13.6% from US$8.2 million in the fourth quarter of 2013 and an increase of 14.5% from US$8.2 million in the first quarter of 2013. The quarter-over-quarter (QoQ) increase was primarily due to the seasonality of more non-school days in the first quarter. The year-over-year (YoY) increase was mainly driven by the continued revenue growth of our core virtual worlds.

Net offline business revenues were US$2.3 million in the first quarter of 2014, a decrease of 13.6% from US$2.7 million in the fourth quarter of 2013 and an increase of 64.6% from US$1.4 million in the first quarter of 2013. The QoQ decrease was primarily due to a decrease in licensing business partially offset by an increase in interactive toy business. The YoY increase was primarily due to the revenue contribution from the Company’s interactive toys business.

Cost of Services

Total cost of services was US$3.2 million in the first quarter of 2014, an increase of 7.6% from US$2.9 million in the fourth quarter of 2013 and an increase of 38.6% from US$2.3 million in the first quarter of 2013.

Online business related costs were US$1.9 million in the first quarter of 2014, a decrease of 5.3% as compared with US$2.0 million in the fourth quarter of 2013 and an increase of 10.4% from US$1.7 million in the first quarter of 2013.  The QoQ decrease was primarily due to a decrease in payroll expenses. The YoY increase was primarily due to an increase in royalties related to our operation of certain third-party developed virtual worlds

Offline business related costs were US$1.3 million in the first quarter of 2014, an increase of 36.9% from US$0.9 million in the fourth quarter of 2013 and an increase of 132.3% from US$0.5 million in the first quarter of 2013.  The QoQ and YoY increases were primarily due to an increase in costs related to our interactive toy business.

Gross Profit and Gross Margin

Gross profit was US$8.5 million in the first quarter of 2014, an increase of 6.7% from US$8.0 million in the fourth quarter of 2013 and an increase of 16.7% from US$7.3 million in the first quarter of 2013.

Gross margin was 73.0% in the first quarter of 2014, as compared with 73.2% in the fourth quarter of 2013 and 76.3% in the first quarter of 2013.

Gross margin for the online business was 79.4% in the first quarter of 2014, as compared with 75.3% in the fourth quarter of 2013 and 78.6% in the first quarter of 2013.

Gross margin for the offline business was 47.3% in the first quarter of 2014, as compared with 66.8% in the fourth quarter of 2013 and 62.7% in the first quarter of 2013.

Total Operating Expenses

Total operating expenses were US$8.0 million in the first quarter of 2014, an increase of 34.8% from US$5.9 million in the fourth quarter of 2013 and an increase of 10.5% from US$7.3 million in the first quarter of 2013.

•                  Product development expenses were US$3.2 million in the first quarter of 2014, a decrease of 13.8% from US$3.7 million in the fourth quarter of 2013 and a decrease of 2.8% from US$3.3 million in the first quarter of 2013.  The QoQ decrease was primarily due to a decrease in online business payroll expense and outsourcing expense, partially offset by an increase in interactive toy design fees.  The YoY decrease was primarily due to a decrease in payroll expenses, partially offset by an increase in interactive toy design fees.

•                  Sales and marketing expenses were US$2.0 million in the first quarter of 2014, a decrease of 15.4% from US$2.4 million in the fourth quarter of 2013 and an increase of 18.1% from US$1.7 million in the first quarter of 2013.  The QoQ decrease was primarily due to a decrease in animation related and promotional expenses. The YoY increase was primarily due to an increase in advertising expenses.

•                  General and administrative expenses were US$3.6 million in the first quarter of 2014, an increase of 8.9% from US$3.3 million in the fourth quarter of 2013 and an increase of 22.3% from US$3.0 million in the first quarter of 2013. The QoQ increase was primarily due to an increase in professional fees. The YoY increase was primarily due to the increased indirect tax costs related to intercompany service charges.

•                  Impairment of intangible assets was US$0.1 million in the first quarter of 2014, related to the remaining term of Magic Haqi II, a co-developed 3D game of which the Company obtained a three-year exclusive license right in 2012 and commercially launched in the fourth quarter of 2012.

Income from Operations

Income from operations was US$0.5 million in the first quarter of 2014, a decrease of 74.4% from US$2.1 million in the fourth quarter of 2013 and an increase of 689.7% from US$67 thousand in the first quarter of 2013.

Share of Profit from Equity Method Investment

Share of profit from equity method investment was US$42 thousand in the first quarter of 2014, as compared with US$0.1 million in the fourth quarter of 2013 and US$0.3 million in the first quarter of 2013.

Net Income

Net income attributable to holders of ordinary shares was US$0.5 million in the first quarter of 2014, as compared with US$1.7 million in the fourth quarter of 2013 and US$1.0 million in the first quarter of 2013.

Basic and diluted earnings per ADS were US$0.01 and US$0.01, respectively, in the first quarter of 2014, as compared with US$0.05 and US$0.05 respectively in the fourth quarter of 2013 and US$0.03 and US$0.03, respectively in the first quarter of 2013.

Non-GAAP net income attributable to holders of ordinary shares was US$1.2 million in the first quarter of 2014, as compared with US$2.9 million in the fourth quarter of 2013 and US$1.6 million in the first quarter of 2013.

Non-GAAP basic and diluted earnings per ADS were US$0.03 and US$0.03, respectively, in the first quarter of 2014, as compared with US$0.08 and US$0.08, respectively, in the fourth quarter of 2013 and US$0.04 and US$0.04, respectively, in the first quarter of 2013.

Cash and Cash Equivalents

As of March 31, 2014, the Company had US$107.9 million of cash and cash equivalents, as compared with US$114.3 million as of December 31, 2013. The decrease was mainly due to US$6.0 million cash used for share repurchase from the open market during the quarter.

Capital Expenditures

Capital expenditures in the first quarter of 2014 were US$0.5 million, as compared with US$0.3 million in the fourth quarter of 2013, and US$0.3 million in the first quarter of 2013.  Capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets and (iii) purchase of franchises and online game licensing rights for our pipeline.

Share-based Compensation

Share-based compensation was US$0.6 million for the first quarter of 2014 as compared with US$0.7 million in the fourth quarter of 2013 and US$0.6 million in the first quarter of 2013.

Share Repurchase Program

During the first quarter of 2014, Taomee repurchased 1,055,536 ADSs. As of March 31, 2014, the Company has repurchased a total of 2,119,713 ADSs under the Company’s share repurchase program at an average price of approximately US$4.9 per ADS.

Recent Business Highlights

•                  In March 2014, Taomee entered into a license agreement with IGG Singapore Pte. Ltd. (“IGG”), pursuant to which Taomee granted IGG three-year exclusive operating rights for the English version of Reverse World, an ARPG mobile game, in Singapore, North America, Europe, Africa, and Oceania (except Australia).

•                  Taomee also entered into a license agreement with CJ E&M Netmarble (“CJ”), pursuant to which Taomee granted CJ three-year exclusive operating rights of Reverse World in Republic of Korea and Japan. It is our understanding that CJ intends to distribute Reverse World through the KAKAO Talk channel, which is similar to Tencent’s Wechat and Facebook’s Whatsapp.

Outlook for Second Quarter of 2014

Net revenues of the second quarter of 2014 are expected to be in the range of US$10.5 million to US$11.0 million, which represents year-over-year decrease of approximately 9% to 13%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 8:00 a.m. ET (New York) on Tuesday, May 20, 2014 (which is 8:00 p.m. in China on Tuesday, May 20, 2014). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	34634974
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/qxtuof9d. A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. ET on May 20, 2014 through 09:59 a.m. ET, May 28, 2014. The dial-in details for the telephone replay are:

Conference ID:	34634974
International:	+612-8199-0299
China:	400-6322-162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056 Ext 8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	March 31	December 31
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$107,892,293	$114,250,772
Short term investment	2,993,773	2,992,343
Accounts receivable, net	2,241,671	2,387,747
Inventory	721,685	196,757
Income tax recoverable	622,478	402,460
Due from related parties	2,296,576	2,242,382
Prepayments and other current assets	4,262,809	2,904,695
Deferred tax assets, current	4,128,708	4,166,088
Total current assets	125,159,993	129,543,244

Investment in equity investees	14,255,765	14,047,509
Property and equipment, net	1,826,746	1,840,419
Prepayments for land use rights and building purchase	2,989,652	3,008,520
Acquired intangible assets	1,057,541	1,252,572
Other assets	2,346760	1,496,242
Total assets	$147,636,457	$151,188,506

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$2,350,381	$1,549,908
Advance from customers	8,380,110	6,960,857
Due to related parties	313,381	369,983
Deferred revenue	12,587,980	12,340,821
Deferred tax liabilities, current	1,742,359	1,758,134
Accrued expenses and other current liabilities	5,451,834	6,279,858
Total current liabilities	30,826,045	29,259,561

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 745,555,104 and 741,126,859 shares issued; 719,230,564 and 735,913,039 outstanding as of March 31, 2014 and December 31, 2013, respectively)	14,911	14,823
Treasury stock (at cost)	(7,212,059)	(1,198,904)
Additional paid-in capital	74,716,506	73,757,483
Retained earnings	45,350,696	44,853,977
Accumulated other comprehensive income	3,791,133	4,342,755
Taomee Holdings Limited shareholders’ equity	116,661,187	121,770,134
Noncontrolling interests	149,225	158,811
Total equity	$116,810,412	$121,928,945

TOTAL LIABILITIESAND EQUITY	$147, 636,457	$151,188,506

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Revenues:
Online business, net	$9,373,070	$8,250,969	$8,183,073
Offline business, net	2,323,759	2,689,419	1,411,829
Total net revenues	11,696,829	10,940,388	9,594,902

Cost of services
Online business	(1,929,671)	(2,037,443)	(1,748,437)
Offline business	(1,223,634)	(894,106)	(526,726)
Total cost of services	(3,153,305)	(2,931,549)	(2,275,163)

Gross profit	8,543,524	8,008,839	7,319,739

Operating income (expenses):
Product development	(3,202,027)	(3,713,467)	(3,294,735)
Sales and marketing	(2,039,257)	(2,411,269)	(1,727,418)
General and administrative	(3,642,791)	(3,345,688)	(2,977,947)
Impairment loss on acquired intangible assets	(116,114)	(180,263)	—
Other operating income	984,567	3,703,897	747,208
Total operating expenses	(8,015,622)	(5,946,790)	(7,252,892)

Income from operations	527,902	2,062,049	66,847

Interest income	592,635	632,310	760,734
Other income (expenses), net	(583,216)	275,363	132,446
Impairment loss on investment in an equity investee	—	(370,407)	—
Income before income taxes and share of profit in equity method investments	537,321	2,599,315	960,027

Income tax expense	(92,286)	(996,509)	(250,717)

Share of profit in equity method investments	42,098	101,778	250,642
Net income	487,133	1,704,584	959,952

Less: Net loss attributable to non-controlling interest	(9,586)	(27,590)	(1,663)

Net income attributable to holders of ordinary shares	$496,719	$1,732,174	$961,615
Earnings per ADS
-Basic	$0.01	$0.05	$0.03
-Diluted	$0.01	$0.05	$0.03
Weighted average number of shares used in calculation
- Basic	722,760,411	735,651,537	732,203,457
- Diluted	737,488,586	747,574,587	747,888,335
Weighted average number of ADS used in calculation
- Basic	36,138,021	36,782,577	36,610,173
- Diluted	36,874,429	37,378,729	37,394,417

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD, For three months ended
	March 31, 2014	December 31, 2013	March 31, 2013
Net income	$487,133	$1,704,584	$959,952
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	(551,622)	524,181	146,178

Comprehensive income/(loss)	(64,489)	2,228,765	1,106,130
Comprehensive income/(loss) attributable to noncontrolling interest	(9,586)	(27,590)	(1,663)
Comprehensive income/(loss) attributable to Taomee Holdings Limited	$(54,903)	$2,256,355	$1,107,793

Taomee Holdings Limited - Reconciliation of Non-GAAP and GAAP Results

	In USD, except for share data For three months ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$1,183,394	$2,943,531	$1,581,546
Share-based compensation	(570,561)	(660,687)	(619,931)
Impairment loss on acquired intangible assets	(116,114)	(180,263)	—
Impairment loss on investment in an equity investee	—	(370,407)	—
GAAP net income attributable to holders of ordinary shares	$496,719	$1,732,174	$961,615

Non-GAAP diluted earnings per ADS
-Basic	$0.03	$0.08	$0.04
-Diluted	$0.03	$0.08	$0.04